Aktis Oncology, Inc.

17 Drydock Avenue, Suite 17-401

Boston, Massachusetts 02110

January 6, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Attn:	Tyler Howes

Alan Campbell

Re:	Aktis Oncology, Inc.

Registration Statement on Form S-1, as amended (File No. 333-292283)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aktis Oncology, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-292283) of the Company, originally filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2025, as amended (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 4:00 p.m., Eastern Time, on January 8, 2026, or as soon as possible thereafter.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Siavosh Salimi of Paul Hastings LLP, by telephone at (212) 318-6030 or by email at seosalimi@paulhastings.com, and William A. Magioncalda of Paul Hastings LLP, by telephone at (212) 318-6088 or by email at willmagioncalda@paulhastings.com. The Company hereby authorizes Messrs. Salimi or Magioncalda of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

AKTIS ONCOLOGY, INC.

By:	/s/ Matthew Roden, PhD
Name:	Matthew Roden, PhD
Title:	Chief Executive Officer

cc:	Siavosh Salimi, Esq. (Paul Hastings LLP)

William A. Magioncalda, Esq. (Paul Hastings LLP)

Deanna L. Kirkpatrick, Esq. (Davis Polk & Wardwell LLP)

Yasin Keshvargar, Esq. (Davis Polk & Wardwell LLP)